Exhibit (a)(1)

[BANK BUILDING CORPORATION LETTERHEAD]

November 30, 2007

Dear Stockholders:

A group of California-based companies is attempting to acquire Bank Building Corporation (“Bank Building”) by making a hostile partial tender offer to purchase your stock. We understand that you may receive in the near future a mailing from MPF Patterson Fuller, LP, MPF-NY 2007, LLC, MPF Badger Acquisition Co. LLC, MPF Flagship Fund 11, LLC and MPF DeWaay Premier Fund 4, LLC (collectively, “MPF”) with an offer (the “Offer”) to purchase or “tender” your shares of common stock, no par value per share, in Bank Building at a price of $5.00 per share, subject to adjustment, between November 16, 2007 and December 21, 2007, or such other date to which the offer is extended (the “Offer Price”). You should be aware that Bank Building is not in any way affiliated with MPF, and we believe the Offer is not in the best interests of our stockholders.

YOUR BOARD OF DIRECTORS HAS CAREFULLY EVALUATED THE TERMS OF MPF’S OFFER AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT MPF’S OFFER AND NOT TENDER YOUR SHARES. THE EXECUTIVE OFFICERS AND DIRECTORS OF BANK BUILDING DO NOT INTEND TO TENDER THEIR SHARES IN THE OFFER.

Your Board of Director’s recommendation was reached after (1) consulting with our management as well as with Davenport & Company LLC (“Davenport”), Bank Building’s financial advisor, and Troutman Sanders LLP, Bank Building’s legal counsel; (2) reviewing the terms and conditions of the Offer; (3) considering other information relating to Bank Building’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluating various relevant and material factors in light of the Board of Director’s knowledge of Bank Building’s business, financial condition, portfolio of properties, and future prospects.

The enclosed document is a copy of Bank Building’s recommendation to reject the Offer on Schedule 14D-9 (the “Schedule 14D-9”), which we filed with the Securities and Exchange Commission in response to MPF’s Offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against the Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Offer is not in the best interests of our stockholders are as follows:

•

we are pursuing, with the advice of Davenport, a potential acquisition of Bank Building by Carter Bank & Trust (“Carter Bank”) which will provide significantly more value per share to Bank Building’s stockholders than the Offer;

•	we have significant knowledge of the value of Bank Building’s assets;

•	we engaged in extensive discussions with Davenport, Bank Building’s financial advisor, regarding the potential values of Bank Building and its shares based on various potential future strategies;

•	we believe that the Offer is financially inadequate and does not fully reflect the intrinsic value of Bank Building for the following reasons, without limitation:

•	on November 27, 2007, Davenport provided advice to the Board of Directors that the Offer Price of $5.00 per share is inadequate from a financial perspective to the stockholders of the Company;

•	any valuation of the shares within the value ranges provided by Davenport would be substantially greater than the Offer Price of $5.00 per share;

•	MPF is offering to purchase the shares at a price of $5.00 per share when MPF’s own analysis produced an estimated liquidation value of Bank Building of $7.81 per share, or higher; and

•	MPF has stated that the Offer Price represents the lowest price that might be acceptable to our stockholders consistent with MPF’s objectives;

•

we believe that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to deprive tendering stockholders of the potential opportunity to realize the full value of their investment in Bank Building; and

•	the Offer is subject to certain conditions, many of which provide MPF with the sole discretion to determine whether the conditions have been met.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of Bank Building’s stockholders. We appreciate your trust in Bank Building and its Board of Directors. WE ENCOURAGE YOU TO FOLLOW THE BOARD’S UNANIMOUS RECOMMENDATION AND REJECT MPF’S OFFER AND NOT TENDER YOUR SHARES. THE EXECUTIVE OFFICERS AND DIRECTORS OF BANK BUILDING DO NOT INTEND TO TENDER THEIR SHARES IN THE OFFER.

Should you have any questions about this Offer or other matters, please contact me at (276) 656-1776.

Sincerely,

/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President

Disclosures

This letter and enclosed Schedule 14D-9 do not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Bank Building’s stockholders. Any such solicitation will be made only pursuant to a separate proxy solicitation and/or consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended. There can be no assurance that Bank Building will enter into any definitive agreement with Carter Bank or any other person or that Carter Bank or any other person will acquire Bank Building.